AMY C. SEIDEL

ASeidel@faegre.com

(612) 766-7769

September 26, 2011

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Regis Corporation
Preliminary Proxy Statement on Schedule 14A
Amendment No. 1 to Preliminary Proxy Statement
Filed September 14, 2011
File No. 001-12725

Dear Ms. Campbell:

We are counsel to Regis Corporation (“Regis”) and are writing in response to your letter dated September 20, 2011, regarding the proxy materials identified above.  Following this introductory section is a specific response to each of your enumerated comments in that letter, with your comments in italics preceding each related response.  Simultaneous with the submission of this response letter, Regis has filed a revised preliminary proxy statement via EDGAR that incorporates the revisions described below.  To facilitate your review of the revised preliminary proxy statement, we are sending you a marked version of the proxy statement highlighting these changes by email.

Solicitation of Proxies, page 1

1.                          Please include information as of the most reasonable practicable date. In this regard, please fill in all blanks and missing information. For example, please provide the information required by Item 4(b)(4) of Schedule 14A.

Response

The revised filing includes information as of the most reasonably practicable date and fills in all blanks and missing information, other than certain dates and logistical matters related to the Annual Meeting that will be confirmed after Regis determines when the proxy statement will be in final form for printing and distribution to shareholders.

2.                          It appears that you intend to solicit proxies by mail, telephone, facsimile, email or other electronic means or other methods of communication. Consistent with Item 4(b)(1) of Schedule 14A, please clarify all other means, inclusive of the Internet that will be used to solicit proxies.  See our comments below.

Response

We revised the disclosure to clarify that Regis may solicit proxies via the Internet.

3.                          Please be advised that all written soliciting materials, including any e-mails, scripts, or written public statements to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response

Regis understands that all written soliciting materials must be filed under cover of Schedule 14A on the date of first use.

4.                          Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

Response

Regis does not intend to solicit proxies via internet chat rooms.

Vote Required, page 4

5.                          You indicate that brokers will have discretionary authority to vote the shareholder’s shares of common stock for proposal No. 2, ratification of the appointment of the auditors. It is our understanding that in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please revise your disclosure accordingly.

Response

We have revised the referenced language to clarify that proposal No. 2 will be non-routine if Starboard provides proxy materials in opposition to the Board.

2

Election of Directors, page 5

6.                          Please provide support for the assertion that during Mr. Finkelstein’s tenure, Regis has “solidified its status as the hair care industry’s global leader . . .”

Response

We have deleted the entire sentence containing the language quoted above from the proxy statement.

7.                          You disclose that “[d]uring Ms. Hoyt’s tenure at Staples, Staples experienced significant international growth, both organically and through acquisition . . .” Your disclosure implies a link between Ms. Hoyt’s tenure and actions while at Staples and the company’s success during that period. The basis for this assertion is not apparent. Please revise to provide support for the implied assertion or advise.

Response

Regis has revised the disclosure to clarify Ms. Hoyt’s experience related to international operations.

***

Attached is a written acknowledgement by Regis of certain matters as requested in your comment letter.

On behalf of Regis Corporation, I thank you for your consideration of our responses.  Should you have further questions or comments or need any further information or clarification, please contact me or any of the persons on the distribution list attached as Schedule I.

Sincerely,

/s/ Amy C. Seidel

Amy C. Seidel
Partner

Enclosure

cc:	Eric A. Bakken, General Counsel, Regis Corporation
Attached Distribution List

3

SCHEDULE I

DISTRIBUTION LIST

David A. Katz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Phone: (212) 403-2309

Fax: (212) 403-2000

E-mail: DAKatz@WLRK.com

Steven A. Rosenblum

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Phone: (212) 403-1221

Fax: (212) 403-2221

E-mail: SARosenblum@WLRK.com

Gordon S. Moodie

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Phone: (212) 403-1180

Fax: (212) 403-2180

E-mail: GSMoodie@WLRK.com

Philip S. Garon

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-3901

Phone: (612) 766-8801

Fax: (612) 766-1600

E-mail: PGaron@Faegre.com